

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2020

Jay Taragin
Chief Financial Officer
Annetta Acquisition Corp
640 Fifth Avenue, 12th Floor
New York, NY 10019

> **Re: Annetta Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted May 27, 2020**
> **CIK 0001811210**

Dear Mr. Taragin:

We have reviewed your draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 27, 2020

Summary, page 1

1. We note that the Summary includes specific performance and valuation information for Churchill Capital Corp. For example, we note your discussion of CCC's total return and 1.5x multiple on invested capital. Please remove from the Summary section this type of performance and valuation for companies other than the issuer. In addition, we note that similar disclosure appears in your Proposed Business section on page 77. If you choose to retain this performance information, please expand the disclosure to provide a more balanced and complete discussion of performance, including any material adverse business developments.

Jay Taragin
Annetta Acquisition Corp
June 23, 2020
Page 2

You may contact Jeffrey Lewis at (202) 551-6216 or Shannon Menjivar at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction